MDS To Record Restructuring Charge

TORONTO, July 18, 2008 - MDS Inc. (TSX: MDS, NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today announced a restructuring plan to drive improved profitability at MDS Pharma Services and MDS Analytical Technologies. These restructuring actions are expected to yield annual pre-tax savings of approximately $20 million and result in a net reduction of approximately 210 employees. Cumulative pre-tax restructuring charges associated with these actions are anticipated to be approximately $18 million with the majority of the charges recorded in Q3 fiscal 2008.  The Company also expects to record a pre-tax facility-related asset impairment charge of approximately $10 million related to its MDS Pharma Services Montreal site. The expected after-tax amount of restructuring and asset impairment charges will reduce net income and basic earnings per share for fiscal 2008 by approximately $20 million and $0.16, respectively.

MDS is scheduled to release its third quarter fiscal 2008 earnings on September 4, 2008, followed by a conference call and webcast, at which time the Company will provide additional comments and address the impact of these charges on its fiscal 2008 guidance.

Caution Concerning Forward-Looking Statements

This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products and services, the degree of market penetration of the Company's products and services, and other factors set forth in reports and other documents filed by the Company with Canadian and U.S. securities regulatory authorities from time to time.

About MDS

MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS Inc. has more than 5,500 highly skilled people in 29 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

For further information contact:
Investors: Kim Lee MDS Inc. (416) 675-6777 x 34721 kim.lee@mdsinc.com	Media: Janet Ko MDS Inc. (416) 213-4167 janet.ko@mdsinc.com